UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Queenan, Jr., Charles J.  (1)
   Kirkpatrick & Lockhart LLP
   Henry W. Oliver Building
   535 Smithfield Street
   Pittsburgh, PA  15222
2. Date of Event Requiring Statement (Month/Day/Year)
   07/31/2000
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Graftech Inc.
   ("GRAF")
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Non-qualified stock opti|(2)      |(3)      |Common Stock, $.01 par |16,500   |(4)       |D            |                           |
ons                     |         |         |value                  |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) July 31, 2000 is the anticipated effective date of registration statement relating to initial public offering of
Graftech Inc. (the "Graftech
IPO").
(2) Between 1 and 3 years after the effective date of the registration statement in connection with the Graftech
IPO (the "Effective
Date").
(3) 10 years after the Effective
Date.
(4) Initial public offering price per share in the Graftech
IPO.
SIGNATURE OF REPORTING PERSON
/s/ Charles J. Queenan
DATE
July 25, 2000

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Charles J. Queenan, Jr., hereby appoints each of John J. Wetula, Scott C. Mason and Karen
G. Narwold to be the undersigned's true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, to execute, acknowledge, deliver and file, as required, with the Securities and Exchange Commission, national securities exchanges and Graftech Inc. (the "Company"), the following forms with respect to the Company's securities: (i) Forms 3, 4 and 5 (including amendments thereto) pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and (ii) Form 144 (including amendments thereto) in accordance with the Securities Act of 1933, as amended, and the rules and regulations thereunder, and hereby grants to each of John J. Wetula, Scott C. Mason, Karen G. Narwold and their substitutes (collectively, the "Attorneys-in-Fact" and, individually, an "Attorney-in-Fact") the full power and authority to perform all acts necessary to complete such purposes.

         The undersigned agrees that each Attorney-in-Fact may rely entirely on information furnished orally or in writing by the undersigned to any Attorney-in-Fact. The undersigned also agrees to indemnify and hold harmless the Company and each Attorney-in-Fact against any and all losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omission of necessary facts in the information provided by the undersigned to any Attorney-in-Fact for purposes of executing, acknowledging, delivering or filing Forms 3, 4, 5 and 144 (including amendments thereto) and agrees to reimburse the Company and each Attorney-in-Fact for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein.

         The undersigned agrees and represents to those dealing with each Attorney-in-Fact that this Power of Attorney shall remain in effect as long as the undersigned is subject to Section 16 of the Exchange Act with respect to the Company, may be voluntarily revoked only by written notice to each Attorney-in-Fact, delivered by registered mail or certified mail, return receipt requested, and shall not be affected by the subsequent death, disability or incompetence of the undersigned.

         The undersigned understands and acknowledges that it is his/her responsibility to advise the Company's Law Department in advance of proposed transactions in Company securities that may require the filing of the forms mentioned above.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of July, 2000.

                                               /S/  Charles J. Queenan, Jr.
                                      Name:    Charles J. Queenan, Jr.